NWT Uranium CORPORATION

**President's Letter**

**Attention: Shareholders**

Since taking the helm in June of 2008, there have been a number of challenges for the new NWT Uranium management team. While transitioning the office location from Vancouver to Toronto and adding appropriate staff, the ongoing commitments of the company had to be met. We experienced a dramatic revaluation of the shares of companies in the junior resource sector. After several great years for commodity prices and related equity prices, the resource sector entered into virtual meltdown as the economic crisis took hold. I would like to provide a brief re-cap of our activities to date.

Azimut Exploration Inc. Joint-Venture in Quebec (North Rae and Lac Daniel)

With the very short season available for exploration work fast approaching when I became President, there was considerable pressure to deal with our work commitment to remain in good standing with our partner. Mr. John Zorbas, Managing Director of NWT Uranium and I met with representatives of Azimut Exploration Inc. and quickly developed a rapport that alleviated the problem resulting from the historic strained relationship. As a result we entered into our previously announced mutually beneficial Termination Agreement. Unfortunately, because of the financial markets crisis, this agreement expired.

As of today, NWT and Azimut are working together to enhance the value and development of the properties as they represent, based on geo-physical data accumulated to date, a tremendous opportunity in uranium.

Mexican Joint-Venture (Picachos) with Yamana Gold and Seafield Resources

The Picachos project is managed by Michelle Robinson, MASc., P.Eng. Exploration work undertaken in prior years has indicated that it is a highly prospective property. During the past year the further development of the property was hindered by the delay of the issuance of working permits by the relevant Mexican authorities and the extended rainy season which made exploration work impossible. Currently NWT along with their partners are developing a strategy to unlock the potential in the most economically feasible manner to enhance shareholder value for all related companies.

Niger Uranium Limited Shareholding

A significant amount of NWT Uranium Management's time has been spent on this asset, which presently is the company's most valuable. It was deemed necessary to take extraordinary action to counteract dilution, and the calling of two EGMs (Emergency General Meetings) to protect our shareholder value. Our position in Niger went from 38.5% holding in January 2008 to a mere 28.04% in September 2008.

NWT Uranium
CORPORATION

We eventually succeeded in achieving a strategic increase of our shareholding to 33.8%, an appropriate board composition that will result in shareholder value being protected with the appointment of Mr. Raphael Danon, NWT's CFO, to Niger Uranium's Board in exchange for our second EGM requisition being withdrawn.

The present Board composition is two (2) Niger Uranium management representatives, two (2) NWT Uranium representatives (representing the single largest shareholder), and one (1) independent representative. Niger Uranium is a large shareholder of Kalahari Resources which is the single largest shareholder of Extract Resources, which has a very exciting uranium discovery in Namibia, garnering media attention of late. NWT's management was successful in negotiating with Kalahari Resources PLC to add David Weill to their Board of Directors. Mr Weil is the Chairman of Niger Uranium's Board of Directors and also a member of NWT's Advisory Board.

Vietnam

This is a truly exciting opportunity for NWT Uranium Shareholders. NWT Uranium Board of Directors member Mr. David Subotic, the CEO and Director of Asian Coast Development Limited, as well as other NWT Uranium Management, has extensive experience in Vietnam. Asian Coast Development has received an investment certificate and the largest Gaming license in South East Asia and is currently developing an MGM Grand, world-class casino/hotel/golf course destination in Vietnam. Leveraging off the business and government contacts developed through the process of hard work undertaken in this endeavor presented us with a unique opportunity in this mineral-rich nation. A significant amount of time and effort has gone into evaluating extensive opportunities presented to us and we are confident these efforts will result in opportunities for NWT Uranium to build further shareholder value.

Other Opportunities

NWT's Management have evaluated and entered into Confidential Agreement to examine other opportunities in various jurisdictions and maintains an open mind to scenarios that enhance NWT shareholder value while allocating most of our efforts to the Vietnamese opportunities where we enjoy strategic advantages.

John Lynch
President & CEO of NWT Uranium Corporation

70 York Street, Suite 1102, Toronto, ON, M5J 1S9, Canada
Phone: (416) 504-3978 • Fax: (416) 504-3982 • info@nwturanium.com